UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Virtu Financial, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

928254101
(CUSIP Number)

Justin Waldie General Counsel 165 Broadway New York, NY 10006 (212) 418-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 928254101	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON Vincent Viola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,895,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928254101	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON Virtu Employee Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,895,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 928254101	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON TJMT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,895,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 928254101	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON Michael T. Viola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,895,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928254101	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON Teresa Viola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,895,326
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,895,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,895,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928254101	SCHEDULE 13D	Page 7 of 13

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2017, by Mr. Vincent Viola, Virtu Employee Holdco LLC (“Employee Holdco”), TJMT Holdings LLC (“TJMT”), Mr. Michael T. Viola and Mrs. Teresa Viola (collectively, the “Reporting Persons”), relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Virtu Financial, Inc., a Delaware corporation (the “Issuer”).
Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:
Item 3. Source or Amount of Funds or Other Consideration.
As described in Item 5(c) of this Amendment, on May 6, 2020, TJMT entered into that certain Purchase Agreement (the “Purchase Agreement”) with Anthony Manganiello (the “Seller”) to acquire at the Closing (as defined below) all of Seller’s 216,680 non-voting common interest units of Virtu Financial LLC (“Virtu Financial Units”) and an equal number of shares of the Issuer’s Class C common stock, par value $0.0001 per share (the “Class C Common Stock”), for a per share purchase price to be agreed upon at or prior to Closing (as defined below), which amount shall not be less than the average of the volume weighted average prices for shares of the Class A Common Stock for the ten (10) trading days following the date on which the Issuer publicly announces its earnings results for the fiscal quarter ended March 31, 2020, currently expected to occur on May 7, 2020. The aggregate purchase price for the securities acquired pursuant to the Purchase Agreement (the “Acquired Shares”) will be payable in immediately available funds at the closing of the transactions contemplated thereby (the “Closing”), which amount will be funded by TJMT’s cash on hand.
No part of the purchase price of the transactions reported by this Amendment was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.
Item 4.  Purpose of Transaction.
As described in Item 5(c) of this Amendment, on May 6, 2020, TJMT entered into the Purchase Agreement with the Seller to acquire at the Closing the Acquired Shares.
Following the acquisition, TJMT continues to beneficially own the majority of the voting power of the outstanding capital stock of the Issuer as a result of holding shares of the Issuer’s Class D common stock, par value $0.0001 per share (the “Class D Common Stock”) and therefore can approve or disapprove any matter requiring a majority vote of the Issuer’s stockholders. As a result of the Reporting Persons’ stock ownership, Mr. Vincent Viola’s positions as Chairman Emeritus and a member of the board of directors of the Issuer (the “Board”) and Mr. Michael T. Viola’s position as a member of the Board, the Reporting Persons continue to be in a position to influence the management and policies of the Issuer and to influence the outcome of corporate actions requiring stockholder approval.
In the future, from time to time and at any time, the Reporting Persons may (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including in acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among the Issuer, TJMT, the Temasek Entities (as defined below), Ordinal (as defined below) and the additional holders named therein, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including in acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of the Issuer’s assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management or the Board deemed necessary or desirable; (viii) pledge securities of the Issuer to secure obligations of the Reporting Persons; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.
Except as described above in this Item 4 and in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, no Reporting Person or any individual otherwise identified in this Schedule 13D has any present plans or proposals requiring disclosure under Item 4(a)-(j) of this Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b)
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

Vincent Viola is the father of Michael T. Viola and the husband of Teresa Viola. Vincent Viola is the manager of Employee Holdco and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to Employee Holdco upon the exchange of Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco.  Michael T. Viola and Teresa Viola are the managing members of TJMT

CUSIP No. 928254101	SCHEDULE 13D	Page 8 of 13

and as a result may be deemed to beneficially own the shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”) and (y) the conversion of such shares of shares of Class B Common Stock, into shares of Class A Common Stock.
By virtue of these relationships, each of the Reporting Persons may be deemed to beneficially own the shares of Class A Common Stock held by the other Reporting Persons.
The shares of Class A Common Stock reported herein includes:
(i)	6,810,869 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of 6,810,869 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco;
(ii)	216,680 shares of Class A Common Stock issuable to TMJT upon the exchange of the 216,680 Virtu Financial Units and an equal number of shares of Class C Common Stock beneficially owned by TJMT;
(iii)
60,091,740 shares of Class A Common Stock issuable to TJMT at any time upon (x) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (y) the conversion of such shares of shares of Class B Common Stock into shares of Class A Common Stock;

(iv)	693,750 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days that Vincent Viola beneficially owns; and
(v)
(a) 67,287 shares of Class A Common Stock that Michael T. Viola directly owns, and (b) 15,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days that Michael T. Viola beneficially owns.

The total amount of shares of Class A Common Stock outstanding is based on:

(i)	121,033,984 shares of Class A Common Stock outstanding;
(ii)	216,680 shares of Class A Common Stock issuable to TMJT upon the exchange of the 216,680 Virtu Financial Units and an equal number of shares of Class C Common Stock beneficially owned by TJMT;
(iii)
6,810,869 shares of Class A Common Stock issuable to Employee Holdco upon the exchange of the 6,810,869 Virtu Financial Units and an equal number of shares of Class C Common Stock held by Employee Holdco;

(iv)
60,091,740 shares of Class A Common Stock issuable to TJMT upon (a) the exchange of the 60,091,740 Virtu Financial Units and an equal number of shares of Class D Common Stock held by TJMT for shares of Class B Common Stock and (b) the conversion of such shares of Class B Common Stock into shares of Class A Common Stock;

(v)	693,750 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days that Vincent Viola beneficially owns; and
(vi)	15,000 shares of Class A Common Stock underlying vested and exercisable options or options becoming vested and exercisable within 60 days beneficially owned by Michael T. Viola.

CUSIP No. 928254101	SCHEDULE 13D	Page 9 of 13

In addition, because of the relationship between TJMT and Ordinal Holdings I, LP (f/k/a North Island Holdings I, LP (“Ordinal”)), as a result of the Stockholders Agreement entered into on April 20, 2017 (effective on July 20, 2017) by and among the Issuer, TJMT, Ordinal, and Havelock Fund Investments Pte Ltd and Aranda Investments Pte. Ltd., each an affiliate of Temasek (collectively, the “Temasek Entities”), pursuant to which TJMT has agreed to take all necessary action, including voting all of its shares of capital stock of the Issuer, or providing written consent, to cause the election of the directors nominated by Ordinal to the member of the board of directors of the Issuer (the “Board”), as further described in Item 6 of this Schedule 13D, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own an additional 40,064,103 shares of Class A Common Stock, which represents the shares of Class A Common Stock held by Ordinal. 40,064,103 shares of Class A Common Stock represents 21.2% of the total number of outstanding shares of Class A Common Stock (assuming that there is a total of 188,862,023 shares of Class A Common Stock issued and outstanding, as described in the preceding paragraph).

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by Ordinal.

(c)
On May 6, 2020, TJMT entered into the Purchase Agreement with the Seller to acquire at the Closing all of Seller’s 216,680 Virtu Financial Units and an equal number of shares of Class C Common Stock, for a per share purchase price to be agreed upon at or prior to Closing, which amount shall not be less than the average of the volume weighted average prices for shares of the Class A Common Stock for the ten (10) trading days following the date on which the Issuer publicly announces its earnings results for the fiscal quarter ended March 31, 2020, currently expected to occur on May 7, 2020. The Closing is expected to occur on or about May 22, 2020.

(d)
To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5, other than, with respect to the securities held directly by Ordinal and its affiliates, Ordinal and its affiliates.

(e)	Not applicable.

Item 6.  Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.
As described in Item 5(c) to this Schedule 13D, on May 6, 2020, TJMT entered into the Purchase Agreement with the Seller, which provides for the purchase by TJMT of the Acquired Securities for a per share purchase price to be agreed upon at or prior to Closing, which amount shall not be less than the average of the volume weighted average prices for shares of the Class A Common Stock for the ten (10) trading days following the date on which the Issuer publicly

CUSIP No. 928254101	SCHEDULE 13D	Page 10 of 13

announces its earnings results for the fiscal quarter ended March 31, 2020, currently expected to occur on May 7, 2020, subject to customary representations and warranties by the parties thereto. The Closing is expected to occur on or about May 22, 2020. In connection with the execution of the Purchase Agreement, TJMT and the Seller also entered into that certain Assignment Agreement, dated as of May 6, 2020, by and among TJMT and the Seller, providing for the sale, assignment, conveyance and transfer to TJMT of the Acquired Securities, together with any and all rights associated therewith, contemplated by and as described in the Purchase Agreement.

Item 7.    Materials to be Filed as Exhibits.
Item 7 of the Statement is hereby amended and restated to read as follows:
Exhibit No.	Description
99.1
Stockholders Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd. and North Island Holdings I, LP (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.2
Amended and Restated Registration Rights Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Aranda Investments Pte. Ltd., Havelock Fund Investments Pte Ltd., North Island Holdings I, LP and the additional holders named therein (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Virtu Financial, Inc. on May 10, 2017).

99.3
Amended and Restated Lock-up Waivers Agreement, dated as of April 20, 2017, by and among Virtu Financial, Inc., TJMT Holdings LLC, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the additional parties named therein (incorporated by reference to Exhibit 99.4 of the Initial Schedule 13D filed on August 31, 2017).

99.4
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 of the Initial Schedule 13D filed on August 31, 2017).

99.5
Powers of Attorney, dated February 4, 2016, granted by the Reporting Persons in favor of the Issuer’s General Counsel, Chief Financial Officer and Chief Executive Officer (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 5, 2016).

CUSIP No. 928254101	SCHEDULE 13D	Page 11 of 13

99.6	Underwriting Agreement, dated May 10, 2018, by and between Virtu Financial, Inc., Virtu Financial LLC, the selling stockholders and underwriters party thereto (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.7	Lock-up Agreement, dated May 10, 2018, entered into by Vincent Viola (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).
99.8	Lock-up Agreement, dated May 10, 2018, entered into by Michael T. Viola (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).
99.9	Lock-up Agreement, dated May 10, 2018, entered into by TJMT Holdings LLC (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).
99.10	Lock-up Agreement, dated May 10, 2018, entered into by Virtu Employee Holdco LLC(incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).
99.11
Member Purchase Agreement, dated May 10, 2018, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.12
Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, North Island Holdings I, LP, Havelock Fund Investments Pte Ltd and Aranda Investments Pte. Ltd (incorporated by reference to Exhibit 99.7 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.13
Amendment No. 1 to Amended and Restated Lock-up Waivers Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, Mr. Vincent Viola, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., North Island Holdings I, LP and the stockholders named therein (incorporated by reference to Exhibit 99.8 of Amendment No. 1 to Initial Schedule 13D filed on May 15, 2018).

99.14
Underwriting Agreement, dated May 14, 2019, by and between Virtu Financial, Inc., Virtu Financial LLC and underwriters party thereto (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on May 17, 2019).

CUSIP No. 928254101	SCHEDULE 13D	Page 12 of 13

99.15	Lock-up Agreement, dated May 14, 2019, entered into by Vincent Viola (incorporated by reference to Exhibit 99.15 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).
99.16	Lock-up Agreement, dated May 14, 2019, entered into by Michael T. Viola (incorporated by reference to Exhibit 99.16 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).
99.17	Lock-up Agreement, dated May 14, 2019, entered into by TJMT Holdings LLC (incorporated by reference to Exhibit 99.17 of Amendment No. 2 to Initial Schedule 13D filed on May 21, 2019).
99.18
Member Purchase Agreement, dated May 14, 2019, by and between Virtu Financial, Inc. and TJMT Holdings LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 17, 2019).

99.19
Loan Agreement, dated March 20, 2020, by and among Virtu Americas LLC, as borrower, TJMT Holdings LLC, as lenders, and TJMT Holdings LLC, as administrative agent (incorporated by reference to Exhibit 99.19 of Amendment No. 3 to Initial Schedule 13D filed on March 23, 2020).

99.20
Class A Common Stock Warrant, dated March 20, 2020, entered into by Virtu Financial, Inc. (incorporated by reference to Exhibit 99.20 of Amendment No. 3 to Initial Schedule 13D filed on March 23, 2020).

99.21	Purchase Agreement, dated May 6, 2020, by and among Anthony Manganiello, as seller, and TJMT Holdings LLC, as purchaser.*
* Filed herewith.

CUSIP No. 928254101	SCHEDULE 13D	Page 13 of 13
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2020

*
Vincent Viola

*
Virtu Employee Holdco LLC

*
TJMT Holdings LLC

*
Michael T. Viola

*
Teresa Viola

*By:	/s/ Justin Waldie
Justin Waldie, as Attorney-in-fact